FULBRIGHT & JAWORSKI L.L.P.

A REGISTERED LIMITED LIABILITY PARTNERSHIP

1301 MCKINNEY, SUITE 5100

HOUSTON, TEXAS 77010-0305

WWW.FULBRIGHT.COM

Telephone: (713) 651-5151	Facsimile: (713) 651-5246

March 30, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, DC 20549-0405

Via EDGAR and Federal Express

Attention: Matt Franker, Division of Corporation Finance

Re:	Aleris International, Inc.
Form S-4
File No. 333-122564

Dear Ladies and Gentlemen:

We write this letter on behalf of Aleris International, Inc. (“Aleris”) to respond to the comment letter received from the Staff on March 3, 2005, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and in connection with the simultaneous filing with this letter of Amendment No. 1 to the Registration Statement (the “Amendment”). We have responded to each comment by number. For the convenience of the Staff, we have repeated the comment immediately preceding the applicable response.

General

1.	If you intend to request acceleration prior to March 16, please confirm supplementally that you expect to report income for 2004. If your audited 2004 information becomes available before you request acceleration, please update your registration statement to include it. Note that you must update your registration statement to include audited 2004 financial statements if you request acceleration after March 16. See Regulation S-X 3-01(c).

Aleris filed its Annual Report on Form 10-K for the year ended December 31, 2004 with the SEC on March 16, 2005. The report, including the 2004 audited financial statements, is incorporated by reference into the Registration Statement. See page 2 of the Amendment.

Securities Exchange Commission

March 30, 2005

2.	If you intend to rely on the position the staff has taken in Exxon Capital Holdings Corporation (May 13, 1988) and subsequent related no action letters, provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993).

Aleris is supplementally providing a letter to the Staff, including the referenced representations, simultaneously with the filing of the Amendment.

Cover Page

3.	As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

The offer will be open at least through midnight on the 20th business day. The Registration Statement has been revised accordingly.

Inside Front Cover Page

4.	Please include all of the information required by Item 2(2) of Form S-4 on the inside front cover page of the prospectus.

The prospectus has been revised in response to this comment. See the inside front cover page of the prospectus contained in the Amendment.

Forward-Looking Statements, page 6

5.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The reference to the safe harbor has been deleted in response to this comment. See page 5 of the Amendment.

Terms of the Exchange Offer, page 32

6.	Revise your disclosure relating to the applicability of Rule 14e-1 to notice for changes in the terms of the offer. Please note that Rule 14e-1(b) requires the offer to remain open for at least ten business days only for changes specified in the rule, rather than any changes as stated in your prospectus.

Securities Exchange Commission

March 30, 2005

The disclosure has been revised in response to this comment. See page 32 of the Amendment.

Expiration Date; Extensions; Amendments, page 33

7.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The disclosure has been revised in response to this comment. See page 33 of the Amendment.

8.	Please explain that if you decide to extend the exchange offer, you will issue your notice of extension no later than 9:00 a.m. on the next business day after the scheduled expiration date of the offer.

The disclosure has been revised in response to this comment. See page 33 of the Amendment.

9.	We note the disclosure indicating that you will provide notice of a delay in acceptance, termination, extension, or amendment “as promptly as practicable. . . .” Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination, as applicable. Please revise here and throughout the document, as necessary.

The disclosure has been revised throughout the document in response to this comment.

Determinations of Validity, page 36

10.	We note disclosure on indicating that the exchange agent will return any improperly tendered notes “as soon as practicable following the expiration date.” Please note that Rule 14e-1(c) requires that you issue the exchange notes or return the initial notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

The disclosure has been revised throughout the document in response to this comment.

Description of Other Indebtedness, page 53

11.

Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial

Securities Exchange Commission

March 30, 2005

covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company’s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

The disclosure has been revised in response to this comment. See pages 53 and 54 of the Amendment. Additionally, a risk factor has been added in response to this comment. See page 27 of the Amendment.

Guarantees, page 58

12.	We note your disclosure on page 59 regarding the repurchase of the Exchange Notes pursuant to a Change of Control Offer. Please consider providing this information under a separate subheading so that it is readily accessible to investors.

A separate subheading has been included in response to this comment. See page 58 of the Amendment.

Securities Exchange Commission

March 30, 2005

Registration Rights, page 97

13.	Please remove the statement that the discussion of the registration rights agreement is qualified by reference to the agreement that is filed as an exhibit. It is appropriate to qualify information in the prospectus by reference to information outside of the prospectus where incorporation by reference or the summary of a particular document is contemplated by the form. See Rule 411(a).

The statement has been removed. See page 97 of the Amendment.

Certain United States Federal Income Tax Considerations, page 100

14.	Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all “material,” rather than “certain” or “certain material” tax considerations.

The subheading and disclosure has been revised in response to this comment. See page 100 of the Amendment.

15.	Delete the statement that the discussion is “for a general information only.” This language may suggest that you do not have full responsibility under the federal securities laws for this discussion. Note that we do not object to the statement that purchasers should consult their tax advisors with respect to their particular circumstances.

The statement has been deleted. See page 100 of the Amendment.

16.	The language that the exchange offer “should not” constitute a taxable exchange and similar language in this section suggests uncertainty about the consequences of this offer. Please revise, here and in the summary, to provide a more definitive statement.

The disclosure here and in the summary has been revised in response to this comment. See pages 101 and 103 of the Amendment.

Certain Book-Entry Procedures for the Global Notes, page 104

17.	Delete the statement that information about DTC is provided “solely for the convenience of investors.” This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

The statement has been deleted. See page 104 of the Amendment.

Exhibits and Financial Statement Schedules, page II-2

Securities Exchange Commission

March 30, 2005

18.	Please file the Letter of Transmittal as an exhibit to your registration statement. We may have comments on this exhibit once it has been filed.

The Letter of Transmittal is being filed as an exhibit. See Exhibit 99.1 of the Amendment.

19.	We may have comments on the legality opinion when it is filed.

We note the Staff’s comment.

Undertakings, page II-6

20.	Provide the entire statement beginning “provided, however . . . .” that is required by Item 512(a)(1) for securities that are registered pursuant to Rule 415.

The statement has been included. See page II-5 of the Amendment.

For the convenience of the Staff, we are supplementally providing a marked draft of the Aleris International, Inc. Amendment No. 1 to the Registration Statement by Federal Express. If any member of the Staff has questions regarding the foregoing or the Amendment, please contact Laura J. McMahon (713/651-5658) or Marc H. Folladori (713/651-5538) of this firm.

Very truly yours,

/S/    FULBRIGHT & JAWORSKI L.L.P.

Fulbright & Jaworski L.L.P.

Enclosures (via Federal Express only)

cc: P. Long (SEC) (w/encls.)